Exhibit 3.2	Certificate of Amendment of Certificate of Incorporation

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

EUROTELECOM COMMUNICATIONS. INC, a corporation organized and existing under and by virtue of the General Corporation Law (the "GCL") of the State or Delaware (the "Corporation'-), DOES HEREBY CERTIFY:

FIRST: That at a meeting of" the: Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendments or the Certificate of Incorporation of said Corporation, declaring said amendment!) to be advisable and calling a meeting of the stockholders of said Corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall he and read as follows: "The name of the Corporation is BEME IO, INC."

SECOND: That thereafter, pursuant to resolution of its Board or Director, a special meeting or the stockholders of said Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendments.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said Corporation shall not he reduced under or by reason or sdai amendments.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed by an Authorized Officer, this 29th day of June, 2006.

By: /s/Raj S. Nanvaan

Raj S. Nanvaan

President

State or Delaware

Secretary of State

Division of Corporations

Delivered 08:40 .AM 06/30/2006

FILED 08:40 AM 06/30/2006

SRV 060629708 - 3938451 FILE